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                             DRIFTWOOD VENTURES, INC
                                14363 Park Drive
                            Surrey, British Columbia
                                 Canada V3R 5P2


May 11, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Janice McGuirk

Dear Sirs:

Re:      Driftwood Ventures, Inc.  - Registration Statement on Form SB-2
         ---------------------------------------------------------------
         Amendment No. 4 - File No. 333-124829
         -------------------------------------

Further to your letter dated March 29, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

General
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1.       We note your response to our prior comment eleven from out letter dated
         January 30, 2006. Please update the company's address on the front page of the registration statement and the cover page of the prospectus.

         We have updated the address on the front page of the registration statement and on the cover page of the prospectus.

Risk Factors, page 6
--------------------

2. We note that the disclosure in risk factor four refers to the company's audited financial statements for the period ended December 31, 2004. Please update this disclosure.

         We updated the disclosure to refer to our audited financial statements for the year ended December 31, 2005.

Organization Within Last Five Years, page 19
--------------------------------------------

3.       With regard to the period of time that the company was dormant,  please
         briefly   disclose  why  the  company  did  not   commence   operations
         immediately after incorporating.

         We have added the following:

         During this period Steve Chan, our president, had preliminary discussions with vendors of mineral properties, potential investors and attended to our corporate affairs by establishing relationships and engaging a lawyer, accountant, auditor and geologist.

Description of Business, page 19
--------------------------------

4. We note the disclosure on page 20 that "[h]e is preparing a summary and interpretation of the results, which he will provide to us in January 2006." Please update this disclosure.

         We have added the following disclosure:

         Mr. Stephenson conducted soil sampling along selected areas of the property. Fourteen soil and five silt samples were taken and assayed for the presence of metals. The results indicate that there are anomalous metal values in the eastern portion of the property area. The area particularly has significant values of gold. Based upon the exploration results, Mr. Stephenson recommended that we proceed with the phase two exploration program.

Plan of Operations, page 24
---------------------------

5. Please disclose in detail what factors the company will consider in determining whether to conduct a phase three program and when the company expects to make this determination.

         We have added the following disclosure:

         In determining whether to conduct a phase three exploration, we will rely upon the advice of the geologist that undertakes the exploration program. Following the phase two program, the geologist will provide us with a summary of the results of the program, as well as recommendations for additional exploration, if any. These recommendations will be based on the quantity and grade of any minerals discovered and the potential to discover more mineralization on the property. Our board of directors will then review the recommendations of the geologist and determine whether to proceed with his recommendations.

6. We note the disclosure in the fourth paragraph, "[e]ven after completing the phase two exploration program, we will have to spend funds on further exploration before we will know if we have commercially viable mineral deposit." We also note that you anticipate "several drilling programs as well as engineering studies to determine the feasibility of operating a mine on the property." Please clarify whether the company is referring to the phases three and/or four programs. If not, please provide an estimate of the funds that will be needed, to the extent possible.

         We have added the following disclosure:

         These drilling programs and studies will encompass at least several phases of additional exploration and may cost several million dollars before we are able to determine if mining operations on the property are warranted.

7. Please discuss the principal terms of the loan agreement between Mr. Chan and the company.

         We have added the following:

         The loan from Mr. Steve Chan is interest free, unsecured and has no fixed terms of repayment.

8. We note the disclosure that "[u]ntil such time as the company is listed on the OTC Bulletin Board it expects to be financed by loans from directors and the issue of its common stock by way of private placements." Please discuss whether directors will loan funds to the company to complete phases three and/or four programs and disclose definitive plans, if any, for directors to loan funds to the company. Also discuss what type of financing the company would pursue after the company's securities are listed on the OTC Bulletin Board.

         We have added the following:

         There are no definitive plans for the directors to loan funds to us. However, we anticipate that director loans will be used primarily to finance the phase two exploration program and administrative costs. It is our intention to sell shares of our common stock to finance the phase three exploration program, as well as all additional exploration programs on the property. After our shares of common stock are quoted for trading on the OTC Bulletin Board, we intend to sell additional shares of our common stock in private transactions and through investments arranged through broker-dealers. However, we do not have any arrangements for additional sales of our common stock and there is no guarantee that we will be able to secure such financing. As well, we have not contacted any broker-dealers regarding potential financing.

Certain Relationships and Related Transactions, page 25
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9.       Please name the  promoters  and discuss  all  transactions  between the company and promoters, including issuance of stock, as required by Item 404(d) of Regulation S-B.

         We have added the following:

         The Company's only promoter is Mr. Steve Chan, its president. Mr. Steve Chan subscribed for 3,400,000 of our common stock at $0.001 per share for proceeds of $3,400. We have not entered into any other transactions with Mr. Chan or through which Mr. Chan has received a benefit.

General
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10.      A currently  dated consent of the  independent public accountant should be provided in all  amendments to the  registration statement.

         We include a current dated consent letter of our independent public accountant with this registration statement.

         Yours truly,

         /s/ Steven Chan

         Driftwood Ventures, Inc.
         Steven Chan, President